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                                                                     EXHIBIT 8.1


                  [BROWN, PARKER & LEAHY, L.L.P. LETTERHEAD]



                                 ______, 1997


Pinemont Bank
12130 Hempstead Highway
Houston, Texas  77092

Gentlemen:

        You have asked for our opinion regarding certain federal income tax consequences of the proposed merger ("Merger") of Pinemont Bank, a Texas banking association ("Pinemont") with and into Southwest Bank of Texas National Association, a national banking association ("Southwest"). Southwest is a wholly-owned direct subsidiary of Southwest Bancorporation of Texas
Inc., a Texas corporation ("Parent").

        In rendering the limited opinion expressed below, we have examined and relied upon originals or copies of the Merger Agreement, the proxy statement/prospectus of Southwest dated _______________, 1997 and such documents and matters as we have considered necessary.

        For the purpose of these opinions, we have assumed (i) the due authorization, execution and delivery of each document by the parties thereto,
(ii) the genuineness of all signatures, (iii) authenticity of all documents submitted to us as originals, and (iv) the conformity with the originals of all documents submitted to us as copies. With respect to certain matters of material fact to these opinions, we have relied upon certificates of representatives of Pinemont. Except as specifically described herein, we have not undertaken any independent investigation to determine existence or absence of such facts. No inferences to our knowledge of the existence of such facts should be drawn from the fact of our representation of Pinemont or any other person. For purposes of these opinions, we assume that none of such information contains any untrue statement of a material fact or omits any material fact necessary to make the statements made under the circumstances which they are made, not misleading. Furthermore, we have assumed and these opinions are conditioned upon Pinemont, Parent and Southwest being organized and operated in accordance with the description in the Merger Agreement and the Merger being consummated as described in the Merger Agreement.

        Further, the opinions are also based upon the following assumptions and conditions: (1) the Pinemont shareholders are acquiring Parent common stock, $1.00 par value ("Parent Common Stock"), pursuant to the Merger for their own account and intend to hold such stock for their own interest without any preconceived disposition plan, (2) the historic Pinemont business will be continued by Southwest after the Merger, (3) Southwest will hold all or substantially all of the historic assets of Southwest and Pinemont after the Merger, (4) the Pinemont shareholders have

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May 27, 1997
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not disposed of or acquired Pinemont stock in contemplation of the Merger, and
(5) Parent has no preconceived plan or intention to dispose of the Southwest stock or liquidate Southwest after the Merger.

        We have not made a review of the laws of any jurisdiction other than Federal income tax laws of the United States of America. Accordingly, the opinions expressed herein are limited exclusively to the income tax laws of the United States of America.

        The opinions are expressly limited to the matters enumerated below. No opinions should be inferred as to any other matters (tax or otherwise).

        The opinions are not binding on the Internal Revenue Service, or other agencies or the courts and are limited to the interpretation of the Internal Revenue Code of 1986, as amended ("Code"), and concomitant regulations. Future administrative and legislative changes, court decisions or governmental interpretations may significantly modify the opinions expressed herein. While the opinions are based upon our best interpretation of existing laws and express what we believe a court would conclude at that time, no assurances can be given that such interpretations would be followed if they became subject to judicial or administrative proceedings.

        These opinions are as of the date hereof, we undertake no, and hereby disclaim any, obligation to advise you of any change. Further, these opinions are solely for the benefit of the addressee; these opinions may not be relied in any manner, nor used, by any other person without the prior written approval of the Firm.

        These opinions are subject to interpretation and construction under the laws of the State of Texas. To the extent permitted by applicable law, any cause of action relating to an opinion expressed herein shall be brought in a federal or state court sitting in Harris County, Texas.

        Based on the foregoing, we advise you that in our opinion for federal income tax purposes:

        1. The Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

        2. Each of Parent, Pinemont and Southwest will be a party to the reorganization within the meaning of Section 368(b) of the Code;

        3. No gain or loss will be recognized by Southwest, Parent or Pinemont as a result of the Merger;

        4. The basis of the Pinemont shareholders in the Parent Common Stock received in the Merger will be the same as the basis of the Pinemont common stock surrendered in exchange therefor (reduced by the excess, if any, of the cash received over the amount of gain recognized on the exchange); and


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        5.   The holding period of the shares of Parent Common Stock received by a shareholder will include the holding period of the shares of Pinemont common stock surrendered therefor, provided that such Pinemont common stock was held as a capital asset by such shareholder.


                                        Very truly yours,

                                        BROWN, PARKER & LEAHY, L.L.P.